November 20, 2020

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Preliminary Proxy Statement on Schedule 14A of Miragen Therapeutics, Inc. SEC File No. 001-36620

Ladies and Gentlemen:

On behalf of Miragen Therapeutics, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement on Schedule 14A for a special meeting of the Company’s stockholders (the “Preliminary Proxy Statement”) seeking stockholder approval for, among other things, the conversion of preferred stock issued in connection with the Company’s acquisition of Viridian Therapeutics, Inc. (“Viridian”). In preparing the Preliminary Proxy Statement, we have taken into consideration Note A of Schedule 14A, which directs the application of other items of Schedule 14A (to the extent applicable), including Items 11, 13 and 14. To that end, we wanted to highlight that as described in the section “Description of the Transactions” that the Company does not believe that the financial information set forth in Item 14 of Schedule 14A, with respect to Viridian is material for the Company’s stockholders to exercise their prudent judgment with respect to the proposals set forth in the Preliminary Proxy Statement for the reasons set forth therein.

Also, we wanted to note that the Company reviewed the guidance set forth in ASC 805-10-20 and Rule 11-01(d) of Regulation S-X regarding the definition of a “business” and has consulted with KPMG, LLP, the Company’s independent registered public accounting firm. Based on this analysis, the Company has determined that the acquisition of Viridian does not qualify as a business combination and instead will be treated as an asset acquisition under both accounting and the Commission’s reporting rules. Accordingly, the Company believes that it has provided sufficient disclosures in the Preliminary Proxy Statement to (1) describe the Viridian assets acquired and the anticipated effects of the acquisition on our financial condition and (2) that the purchase did not constitute the acquisition of a business. Also, for informational purposes only, we included a pro forma balance sheet as of September 30, 2020 reflecting the effects of the Viridian acquisition on our financial condition as of such date.

If you have any questions or comments concerning the materials being transmitted herewith, please contact me at (303) 803-5217 or jleverone@miragen.com or Ryan Murr of Gibson Dunn & Crutcher, LLP at (415) 393-8373 or rmurr@gibsondunn.com.

Sincerely,

/s/ Jason Leverone

Jason Leverone

Chief Financial Officer

Cc	Gibson, Dunn & Crutcher LLP

555 Mission St.

San Francisco, CA 94105

Attention: Ryan A. Murr; Chris Trester

E-mail: rmurr@gibsondunn.com; ctrester@gibsondunn.com